

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2025

Suresh Guduru
Chief Executive Officer
Cartica Acquisition Corp
1345 Avenue of the Americas
11th Floor
New York, NY 10105

> **Re: Cartica Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 4, 2025**
> **File No. 001-41198**

Dear Suresh Guduru:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Megan Bumb, Esq.